

December 18, 2014

Via E-mail
Nat Krishnamurti
Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re:** **Applied Minerals, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Response dated December 8, 2014**
> **File No. 000-31380**

Dear Mr. Krishnamurti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 2. Properties, page 13
Dragon Mine page 13

1.   We note your response to comment one from our letter dated November 21, 2014. Please confirm that in future filings you will disclose tons extracted and tons produced for halloysite clay and iron oxide products as provided in your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17
Overview, page 17

2.   We note your response to our prior comment 3 indicates that the revenues reported for
      2013, 2012 and 2011 were primarily sales of halloysite clay and iron oxide product
      samples for testing or scale up trials by customers. Please confirm to us that in future
      filings you will expand the disclosures to address the following:
      - State that you are an exploration stage company as defined by Industry Guide 7
        and have not established reserves;
      - Describe the source of your revenue given your lack of reserves; and
      - State that the lack of reserves provides no objective basis to rely on continued
        revenue generation.
      Please provide us a draft of the proposed disclosures.

Item 8. Consolidated Financial Statements and Supplementary Data, page 23

Notes to the Consolidated Financial Statements, page 33
Note 4 - Property and Equipment, page 35

3.   We note your response to prior comment 4. However, you have not fully addressed the
      basis for capitalization of costs regarding the new plant facility and related equipment at
      the Dragon Mine. Thus, the comment is partially reissued. Please address the following
      items:
      - Provide us the amount of costs you capitalized for the new plant facility and
        related equipment at the Dragon Mine for each category (e.g. buildings, land
        improvements, milling equipment, etc.) as of December 31, 2013 and September
        30, 2014;
      - Considering you have not established proven or probable reserves and continue
        to be in the exploration stage, explain to us in detail how you determined the
        probable future economic benefits of your capitalized costs through processing of
        halloysite clay and iron oxide from your Dragon Mine property;
      - Provide us your detailed analysis demonstrating the recoverability of your
        capitalized costs. In this regard provide us your analysis of a) your expected
        proceeds and associated costs from alternative future uses considered; and b)
        salvage values which indicate equal to (or greater than) the capitalized amounts.
        Please ensure to include the basis for your assumptions.
      Provide us your analysis explaining the factors considered and the basis for your
      conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining